ARIZONASTAR

RESOURCE CORP.

News Release

May 5, 2004

Arizona Star Resource Corp. announces that it is granting 900,000 incentive stock options, set at yesterday's closing price of CDN$4.39 for a period of five years for directors, officers, consultants and employees. The proposed stock options are subject to exchange and regulatory approval.

On Behalf of Arizona Star Resource Corp.

"Roger T. Richer"

President

For more information, contact Investor Relations at 604-681-8371 or toll-free 1-800-316-8855.

The TSX Venture Exchange neither approves nor disapproves the information contained in this News Release. Arizona Star Resource Corp. trades on the TSX Venture Exchange under the symbol AZS.

The common shares and warrants described herein and any securities which may be issued thereunder have not been and will not be registered under the US. Securities Act of 1933 as amended and may not be offered or sold in the US. or to a US. person in the absence of such registration or an exemption therefrom.